UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Results of Termination of Share Repurchase Agreement

On January 26, 2024, the share repurchase agreement by and between SK Telecom Co., Ltd. (the “Company”) and SK Securities Co., Ltd. (“SK Securities”) dated July 27, 2023 (the “Agreement”) was terminated.

1. Name and Address of Issuer

A.	Name: SK Telecom Co., Ltd.

B.	Address: 65, Eulji-ro, Jung-gu, Seoul, Korea

2. Details of Termination

A.

Date of Report on Decision to Terminate the Agreement: January 26, 2024 (Please refer to the current report on Form 6-K entitled “Termination of Share Repurchase Agreement” furnished by the Company on January 26, 2024.)

B.	Counterparty (Broker) to the Agreement

•	Name: SK Securities

•	Company Identification Number: 00131850

3. Details of the Agreement

(Unit : millions of Won)

Date of Termination	Type of Agreement	Value of Agreement
January 26, 2024	Trust agreement for repurchase of treasury shares	300,000

4. Acquisitions and Dispositions of Issued Shares of the Company under the Agreement

(Unit: millions of Won, shares, %)

For the month ended	Type	Acquisition			Disposition			Value of Agreement
		Number (A)	Aggregate Value (B)	Ratio (A/B)	Number (A)	Aggregate Value (B)	Ratio (A/B)
July 31, 2023	Common shares	70,000	3,222	1.07	—	—	—	300,000
August 31, 2023	Common shares	1,090,242	51,360	17.12	—	—	—	300,000
September 30, 2023	Common shares	1,050,000	51,989	17.33	—	—	—	300,000
October 31, 2023	Common shares	843,168	41,725	13.91	—	—	—	300,000
November 30, 2023	Common shares	1,240,000	63,040	21.01	—	—	—	300,000
December 31, 2023	Common shares	1,797,000	89,939	29.98	—	—	—	300,000
January 26, 2024	Common shares	—	—	—	—	—	—	300,000
Total	—	6,090,410	301,275	100.43	—	—	—	300,000

ø	The acquisition information above is based on the date of the order and the aggregate values do not include commissions.

5. Ownership of Treasury Shares after Termination of Agreement

[As of January 26, 2024]

(Unit: millions of Won, shares, %)

Type	Treasury Shares Held pursuant to Article 165-3 of the Financial Investment Services and Capital Markets Act (“FSCMA”)(1)			Treasury Shares Held under Trust Contract pursuant to Article 165-3 of FSCMA			Total
	Number	Ratio	Aggregate Value	Number	Ratio	Aggregate Value	Number	Ratio	Aggregate Value
Common shares	6,450,414	2.95	317,768	—	—	—	6,450,414	2.95	317,768
Total	6,450,414	2.95	317,768	—	—	—	6,450,414	2.95	317,768

(1)	Includes 360,004 treasury shares that were already held directly by the Company and 6,090,410 common shares returned to the Company upon termination of the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: January 26, 2024

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